Exhibit 99.1

YM BIOSCIENCES REPORTS CYT997 ORAL VASCULAR DISRUPTING
AGENT RESULTS PRESENTED AT AACR-NCI-EORTC MEETING

MISSISSAUGA, Canada - November 16, 2009 - YM BioSciences Inc. (NYSE Amex: YMI; TSX: YM), a life sciences product development company that identifies and advances a diverse portfolio of promising cancer-related products at various stages of development, announced that preclinical results for CYT997 were presented today in a poster by Cytopia Limited (ASX:CYT) at the 2009 AACR-NCI-EORTC Molecular Targets and Cancer Therapeutics conference in Boston, Massachusetts. CYT997 is an orally available, small molecule vascular disrupting agent (VDA) currently in Phase II clinical studies. A proposal to merge Cytopia into YM has been previously announced and is pending approval by Cytopia shareholders, Australian court and other regulatory approvals.

The results reportedly demonstrate that when administered metronomically (in frequent, low doses), CYT997 is able to produce potent vascular disrupting effects in tumors (colon adenocarcinoma xenograft model), and in combination with cisplatin dosed weekly leads to enhanced antitumor effects compared to cisplatin alone. Administration of CYT997 reportedly resulted in a time and concentration-dependent shutdown of tumor vasculature. Daily administration of CYT997 reportedly resulted in a sustained shutdown of tumour vasculature, increased necrosis and increased survival.

“The results of this study appear to demonstrate the broad potential utility of CYT997 as an anticancer agent. The ability to administer CYT997 orally differentiates it from most other VDAs in development and allows more flexible dosing regimes than would be possible for agents that can only be administered intravenously,” said Chris Burns, Director of Research of Cytopia.

“Metronomic administration of a VDA may likely result in more consistent and prolonged collapse of tumor vasculature and an orally administered VDA would be ideal for this type of administration,” noted Dr. Robert Kerbel, Professor (adjunct), Cancer Biology, Medicine, MD Anderson Cancer Center, University of Texas and Professor, Medical Biophysics, University of Toronto.

Dr. Chris Burns presented the poster entitled, “Antitumour activity of CYT997: A Phase II vascular disrupting agent administered orally in combination with cisplatin in a colon adenocarcinoma xenograft mode” at the Angiogenesis and Antiangiogenesis Agents poster session on Monday, 16 November 2009.

“CYT997 is substantially distinct from the other VDAs in that it can be delivered orally, as well as intravenously, facilitating more frequent administration at lower doses, a regimen likely to enhance both its safety and efficacy.  We believe this unique aspect of CYT997 could significantly expand its utility and that its development could add to existing treatment protocols and lead to new and important regimens for a wide range of tumour types,” said David Allan, Chairman and CEO of YM BioSciences.

About Cytopia
Cytopia Ltd is an Australian biotechnology company focused on the discovery and development of new drugs to treat cancer and other diseases.  Cytopia conducts its research and drug development through subsidiaries based in Melbourne, Australia and California, USA and specializes in developing new small molecule compounds with an improved therapeutic profile for the treatment of cancer.

The company’s lead drug candidate is CYT997, a vascular disrupting agent (VDA) for the treatment of various cancers, which is currently being evaluated in Phase II clinical studies.  CYT387, a novel oral JAK1/JAK2 inhibitor focused on the treatment of myeloproliferative disorders, is also being investigated in a Phase I/II clinical study.

About YM BioSciences
YM BioSciences Inc. is a life sciences product development company that identifies and advances a portfolio of promising cancer-related products at various stages of development. The Company is currently developing two late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™, and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types primarily in combination with radiation and chemoradiation. It is significantly differentiated from all other currently marketed EGFR-targeting agents due to its remarkably benign side-effect profile. Nimotuzumab’s anti-tumor activity has led to its approval for marketing in 23 countries. In more than 5,000 patients reported as having been treated with nimotuzumab worldwide to date, rare incidents of Grade IV radiation dermatitis have been described, severe rash has not been observed and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been equally rare. Nimotuzumab is licensed to YM’s majority-owned subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology. YM is developing AeroLEF for the treatment of moderate to severe acute pain. The product is differentiated from other approaches using opioids because patients are able to individually control the analgesia required for their differing intensities of pain. AeroLEF met all endpoints in a randomized Phase II trial and is currently being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com

Mr. Andrew Macdonald	Dr. Gregg Smith
Chief Executive Officer, Cytopia	Director: Drug Development, Cytopia
Tel: +61 3 9926 0403	Tel: +61 3 9926 0406
andrew.macdonald@cytopia.com.au	gregg.smith@cytopia.com.au